UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 6)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    784495103
                                    ---------
                                 (CUSIP Number)


                         Trinad Capital Master Fund Ltd.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 28, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Trinad Capital Master Fund Ltd.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,688,590
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,688,590
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,688,590
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.59%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     33,856
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      2,043,144(1)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        33,856
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              2,043,144(1)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,077,000(1)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.39%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

----------------------------

(1) Includes (A) 1,688,590 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Nancy J. Ellin
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     47,656
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      340,754(2)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        47,656
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              340,754(2)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    388,410(2)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.74%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

----------------------

(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Atlantis Equities, Inc.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          SC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     225,456
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        225,456
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    225,456
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.01%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin Profit Sharing Plan
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     81,442
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        81,442
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    81,442
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.37%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

          The purpose of this Schedule 13D/A is to reflect a letter that was sent on October 28, 2005 by the Fund, one of the Reporting Persons, to the Board of Directors of the Issuer, regarding the Fund's willingness to provide $7.5 million in equity financing to the Issuer at a price that represents a substantial premium to the current trading price of the Issuer's Common Stock.

            Item 3.  Source and Amount of Funds or Other Consideration.

          Since the date of the Schedule 13D, the Fund used $12,289,302 of investment capital to purchase an aggregate of 1,688,590 shares of Common Stock.

            Item 4.  Purpose of Transaction.

          The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

          On September 28, 2005, the Fund made an offer (the "Offer") to the Issuer in a letter addressed to the Issuer's board of directors to invest $5 million in the Issuer through the purchase from the Issuer of 3,333,333 shares of Common Stock at a price of $1.50 per share, representing a premium of 13.6% over the closing price of the Common Stock on the date immediately preceding the Offer.

          On October 6, 2005, the Fund received a response from the Issuer's board of directors that stated sonly that the board reviewed the Offer and "does not feel that this proposal is in the best interests of our shareholders (other than Trinad). The Issuer has failed to provide any further explanation or justification for its response.

          In the absence of any information to the contrary, the Reporting Persons believe that this response in entirely unsatisfactory, and that the basis for this response is the view of the Issuer's board that the current trading price of the Issuer's Common Stock is far less than the intrinsic value of such shares. To the knowledge of the Reporting Persons, the Offer represents the only currently viable source of equity financing for the Issuer, and that such financing is currently necessary in light of the Issuer's financial position and prospects of an impending liquidity crisis. Further, considering that the Offer continues to represent a premium over the current trading price of the Issuer's common shares, the Reporting Persons believe that the board should be compelled to accept the Offer.

          On October 18, 2005, the Fund sent another letter to the Issuer's board requesting that it immediately begin exploring strategic alternatives to increase shareholder value, including, without limitation, a debt or equity financing to improve liquidity, one or more strategic acquisitions (combined with any required financing), a merger of the Issuer with another company or a sale of the Issuer, whether through the sale of its assets, a merger or consolidation or otherwise. In that letter, the Fund also requested the immediate resignation of Jesse Sutton as a member of the board of directors of the Issuer.

          Despite a recent announcement by the Issuer that it had amended its existing Factoring Agreement, the Reporting Persons continue to believe that the Issuer is facing a liquidity crisis. Further, to the knowledge of the Reporting Persons, the Issuer has not received any other offers to make an equity investment in the Issuer. The Reporting Persons continue to believe that the Issuer would stand to benefit substantially by the infusion of additional equity capital. Such equity capital would improve the Issuer's financial position and increase the likelihood that it would be able to obtain additional, needed equity capital and funds from additional borrowings, if necessary. Accordingly, on October 28, 2005, the Fund made another offer (the "Revised Offer") to the Issuer's board of directors to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of Common Stock at a price of $1.75 per share, representing a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer. The Revised Offer also represents an increase of 16.7% in the per share price, and an aggregate increase of $2,500,000, compared to the initial Offer. The Revised Offer is subject to a satisfactory due diligence review of the Issuer and to majority representation on the Issuer's board of directors of qualified individuals nominated by the Fund . The full text of this letter is attached hereto as Exhibit A.

          The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

            Item 5.  Interest in Securities of the Issuer.

            (a)   As of the date hereof:

            (i) The Fund may be deemed to beneficially own 1,688,590 shares of Common Stock, representing approximately 7.59% of the outstanding shares of Common Stock.

            (ii) Robert S. Ellin may be deemed to beneficially own 2,077,000 shares of Common Stock, representing approximately 9.39% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 1,688,590 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and
      (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

            (b) As of the date hereof:

            (i) The Fund has sole power to vote and dispose of 1,688,590 shares of Common Stock.

            (ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 2,043,144 shares of Common Stock, reflecting, (A) 1,688,590 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

            (c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the Schedule 13D:

            On March 23, 2004, the Fund purchased 12,000 shares of Common Stock through a privately negotiated transaction at a price of $10.00 per share.

            On May 24, 2004, the Fund purchased 24,286 shares of Common Stock through an open market transaction at a price of $8.7501 per share.

            On October 29, 2004, the Fund purchased 71,428 shares of Common Stock through an open market transaction at a price of $14.0001 per share.

            On December 23, 2004, the Fund purchased 171, 428 shares of Common Stock through an open market transaction at a price of $8.0500 per share.

            On January 20, 2005, the Fund purchased 700 shares of Common Stock through an open market transaction at a price of $13.7500 per share.

            On January 24, 2005, the Fund purchased 7,001 shares of Common Stock through a privately negotiated transaction at a price of $9.99 per share.

            On January 26, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $12.5007 per share.

            On January 27, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $12.1530 per share.

            On January 31, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $12.0143 per share.

            On February 4, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $12.3328 per share.

            On February 4, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $12.0700 per share.

            On February 9, 2005, the Fund purchased 2,600 shares of Common Stock through an open market transaction at a price of $11.8827 per share.

            On February 10, 2005, the Fund purchased 2,700 shares of Common Stock through an open market transaction at a price of $11.8750 per share.

            On February 14, 2005, the Fund purchased 1,900 shares of Common Stock through an open market transaction at a price of $12.1674 per share.

            On February 15, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $13.3200 per share.

            On February 16, 2005, the Fund purchased 10,200 shares of Common Stock through an open market transaction at a price of $11.5488 per share.

            On February 17, 2005, the Fund purchased 38,900 shares of Common Stock through an open market transaction at a price of $10.9547 per share.

            On February 22, 2005, the Fund purchased 100 shares of Common Stock through an open market transaction at a price of $11.6500 per share.

            On February 23, 2005, the Fund purchased 6,500 shares of Common Stock through an open market transaction at a price of $11.5415 per share.

            On February 24, 2005, the Fund purchased 9,678 shares of Common Stock through an open market transaction at a price of $12.0540 per share.

            On February 25, 2005, the Fund purchased 2,200 shares of Common Stock through an open market transaction at a price of $11.9823 per share.

            On February 28, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $11.9300 per share.

            On February 28, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $11.6745 per share.

            On March 1, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.7015 per share.

            On March 1, 2005, the Fund purchased 5,500 shares of Common Stock through an open market transaction at a price of $11.8211 per share.

            On March 2, 2005, the Fund purchased 15,000 shares of Common Stock through an open market transaction at a price of $11.8202 per share.

            On March 3, 2005, the Fund purchased 3,800 shares of Common Stock through an open market transaction at a price of $12.3747 per share.

            On March 4, 2005, the Fund purchased 5,400 shares of Common Stock through an open market transaction at a price of $12.4278 per share.

            On March 7, 2005, the Fund purchased 2,700 shares of Common Stock through an open market transaction at a price of $12.5233 per share.

            On March 8, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $12.7800 per share.

            On March 9, 2005, the Fund purchased 1,300 shares of Common Stock through an open market transaction at a price of $12.9692 per share.

            On March 10, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $12.7086 per share.

            On March 11, 2005, the Fund purchased 100 shares of Common Stock through an open market transaction at a price of $13.5000 per share.

            On March 14, 2005, the Fund purchased 4,600 shares of Common Stock through an open market transaction at a price of $13.0989 per share.

            On March 16, 2005, the Fund purchased 4,800 shares of Common Stock through an open market transaction at a price of $12.5533 per share.

            On March 18, 2005, the Fund purchased 5,600 shares of Common Stock through an open market transaction at a price of $12.1644 per share.

            On March 21, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $12.1063 per share.

            On March 22, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.4200 per share.

            On March 23, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $10.9404 per share.

            On March 23, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.0150 per share.

            On March 24, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.9633 per share.

            On March 24, 2005, the Fund purchased 6,200 shares of Common Stock through an open market transaction at a price of $11.2184 per share.

            On March 28, 2005, the Fund purchased 5,700 shares of Common Stock through an open market transaction at a price of $11.0326 per share.

            On March 29, 2005, the Fund purchased 32,500 shares of Common Stock through an open market transaction at a price of $10.9300 per share.

            On March 29, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $10.8670 per share.

            On March 30, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $11.0373 per share.

            On March 31, 2005, the Fund purchased 12,900 shares of Common Stock through an open market transaction at a price of $11.2310 per share.

            On April 5, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.1515 per share.

            On April 5, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.4191 per share.

            On April 5, 2005, the Fund purchased 3,500 shares of Common Stock through an open market transaction at a price of $10.3300 per share.

            On April 6, 2005, the Fund purchased 4,300 shares of Common Stock through an open market transaction at a price of $10.0593 per share.

            On April 7, 2005, the Fund purchased 20,700 shares of Common Stock through an open market transaction at a price of $9.7471 per share.

            On April 8, 2005, the Fund purchased 9,600 shares of Common Stock through an open market transaction at a price of $9.2016 per share.

            On April 11, 2005, the Fund purchased 2,400 shares of Common Stock through an open market transaction at a price of $9.3096 per share.

            On April 12, 2005, the Fund purchased 9,400 shares of Common Stock through an open market transaction at a price of $9.3577 per share.

            On April 14, 2005, the Fund purchased 11,300 shares of Common Stock through an open market transaction at a price of $9.8055 per share.

            On April 15, 2005, the Fund purchased 3,700 shares of Common Stock through an open market transaction at a price of $9.9111 per share.

            On April 18, 2005, the Fund purchased 10,974 shares of Common Stock through an open market transaction at a price of $10.0241 per share.

            On April 18, 2005, the Fund purchased 3,500 shares of Common Stock through an open market transaction at a price of $9.9343 per share.

            On April 19, 2005, the Fund purchased 14,600 shares of Common Stock through an open market transaction at a price of $10.1186 per share.

            On April 20, 2005, the Fund purchased 4,600 shares of Common Stock through an open market transaction at a price of $9.9333 per share.

            On April 21, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $10.0103 per share.

            On April 21, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $10.0360 per share.

            On April 22, 2005, the Fund purchased 3,400 shares of Common Stock through an open market transaction at a price of $10.0947 per share.

            On April 25, 2005, the Fund purchased 8,500 shares of Common Stock through an open market transaction at a price of $10.1236 per share.

            On April 26, 2005, the Fund purchased 14,593 shares of Common Stock through an open market transaction at a price of $10.0259 per share.

            On April 27, 2005, the Fund purchased 6,800 shares of Common Stock through an open market transaction at a price of $9.9026 per share.

            On April 28, 2005, the Fund purchased 10,400 shares of Common Stock through an open market transaction at a price of $9.5889 per share.

            On April 29, 2005, the Fund purchased 30,000 shares of Common Stock through an open market transaction at a price of $9.1631 per share.

            On May 2, 2005, the Fund purchased 25,689 shares of Common Stock through an open market transaction at a price of $8.3483 per share.

            On May 3, 2005, the Fund purchased 19,200 shares of Common Stock through an open market transaction at a price of $8.2380 per share.

            On May 3, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.2530 per share.

            On May 4, 2005, the Fund purchased 14,900 shares of Common Stock through an open market transaction at a price of $8.2605 per share.

            On May 5, 2005, the Fund purchased 14,124 shares of Common Stock through an open market transaction at a price of $8.3633 per share.

            On May 6, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $8.4983 per share.

            On May 9, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $8.5000 per share.

            On May 10, 2005, the Fund purchased 3,300 shares of Common Stock through an open market transaction at a price of $8.0539 per share.

            On May 11, 2005, the Fund purchased 2,900 shares of Common Stock through an open market transaction at a price of $8.1076 per share.

            On May 16, 2005, the Fund purchased 800 shares of Common Stock through an open market transaction at a price of $8.2055 per share.

            On May 17, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.9426 per share.

            On May 18, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $9.0725 per share.

            On May 20, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $9.0333 per share.

            On May 23, 2005, the Fund purchased 4,500 shares of Common Stock through an open market transaction at a price of $9.0606 per share.

            On May 26, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.9906 per share.

            On June 1, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $8.6765 per share.

            On June 2, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.2315 per share.

            On June 2, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $7.9310 per share.

            On June 2, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.5030 per share.

            On June 15, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.1580 per share.

            On June 24, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $7.6067 per share.

            On June 29, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $6.5515 per share.

            On June 29, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $6.0375 per share.

            On June 30, 2005, the Fund purchased 9,000 shares of Common Stock through an open market transaction at a price of $6.4532 per share.

            On July 05, 2005, the Fund purchased 200 shares of Common Stock through an open market transaction at a price of $6.9350 per share.

            On July 06, 2005, the Fund purchased 3,700 shares of Common Stock through an open market transaction at a price of $6.8195 per share.

            On July 12, 2005, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $3.4399 per share.

            On July 13, 2005, the Fund purchased 190,300 shares of Common Stock through an open market transaction at a price of $3.4124 per share.

            On July 15, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $3.6200 per share.

            On July 19, 2005, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $3.4503 per share.

            On July 28, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $3.3980 per share.

            On July 29, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $3.3489 per share.

            On July 29, 2005, the Fund purchased 15,000 shares of Common Stock through an open market transaction at a price of $3.3810 per share.

            On July 29, 2005, the Fund purchased 11,319 shares of Common Stock through an open market transaction at a price of $3.3543 per share.

            On August 10, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $2.9133 per share.

            On August 11, 2005, the Fund purchased 11,700 shares of Common Stock through an open market transaction at a price of $2.7568 per share.

            On August 15, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $2.7756 per share.

            On August 16, 2005, the Fund purchased 7,500 shares of Common Stock through an open market transaction at a price of $2.8525 per share.

            On August 22, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $2.6400 per share.

            On August 30, 2005, the Fund purchased 6,400 shares of Common Stock through an open market transaction at a price of $2.6353 per share.

            On August 31, 2005, the Fund purchased 11,570 shares of Common Stock through an open market transaction at a price of $2.6198 per share.

            On September 6, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $2.6500 per share.

            On September 8, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $2.5067 per share.

            On September 22, 2005, the Fund purchased 45,106 shares of Common Stock through an open market transaction at a price of $1.3003 per share.

            On September 23, 2005, the Fund purchased 104,894 shares of Common Stock through an open market transaction at a price of $1.3902 per share.

            On September 23, 2005, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.4403 per share.

            On September 26, 2005, the Fund purchased 100,000 shares of Common Stock through an open market transaction at a price of $1.4382 per share.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005



                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP, LLC


                                       By: /s/ Robert S. Ellin
                                          ----------------------------------
                                       Robert. S. Ellin, Managing Member


                                       /s/ Robert S. Ellin
                                       -------------------------------------
                                       Robert S. Ellin


                                       /s/ Nancy J. Ellin
                                       -------------------------------------
                                       Nancy J. Ellin


                                       ATLANTIS EQUITIES, INC.


                                           /s/ Nancy J. Ellin
                                          ----------------------------------
                                       By: Nancy J. Ellin, President

                                       ROBERT S. ELLIN PROFIT SHARING PLAN


                                           /s/ Robert S. Ellin, Trustee
                                          ----------------------------------
                                       By: Robert S. Ellin, Trustee


                                       ROBERT ELLIN FAMILY 1997 TRUST


                                           /s/ Sophia Wakehan, Trustee
                                          ---------------------------------
                                       By: Sophia Wakeham, Trustee


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP LLC

                                       By:  /s/ Robert S. Ellin
                                          --------------------------------
                                            Name:  Robert S. Ellin
                                            Title: Managing Member

                                                                       Exhibit A


                         Trinad Capital Master Fund Ltd.
                              153 East 53rd Street
                                   48th Floor
                               New York, NY 10019


                                                              October 28, 2005


Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey  08837

Attention:  Board of Directors of Majesco Entertainment Company

Gentlemen:

      As you know, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we"), which has been a long-time shareholder of Majesco Entertainment Company ("Majesco" or the "Company"), have made repeated requests for fundamental changes in the Company's management structure, corporate governance, executive compensation and board composition in our letters to you over the past several months.

      We have long been proponents of, and believers in, the significant potential of the Company. With this in mind, and considering the Company's current liquidity crisis, we are prepared to make an equity investment in the Company of seven million five hundred thousand dollars ($7,500,000), at a price of $1.75 per share, in the Company's common stock ("Common Stock"), upon the terms, and subject to the satisfaction of each of the conditions, hereinafter set forth.

      1. Cash Investment. The Company shall issue and sell to Trinad or its designees, and Trinad or its designees shall purchase from the Company, an aggregate of 4,285,714 shares of Common Stock at a price of $1.75 per share, or an aggregate of seven million five hundred thousand dollars. We note that this represents a premium of $0.30, or more than 20%, over yesterday's closing price of the Common Stock. We refer to the purchase and sale of Common Stock as set forth above as the "Investment." The Company shall cause the shares to be registered under the Securities Act of 1333 within 30 days following the completion of the Investment.

      2. Due Diligence. The Investment is subject to the completion to our satisfaction, in our sole and absolute discretion, of a due diligence review of the Company. Majesco shall permit Trinad and its authorized employees and agents, at Trinad's expense, to have access to the operations and facilities, customers, books, records, employees, counsel, accountants and other representatives of Majesco for the purpose of evaluating the transaction contemplated hereby.

      3. Board Representation. Upon the completion of the Investment, the Company and the board shall take all necessary and desirable action, as reasonably requested by Trinad, to cause a majority of the Company's board of directors to be comprised of individuals nominated by Trinad. We recognize that this may be effected in a number of ways including, without limitation, through the resignation of certain existing board members or by increasing the size of the existing board and, in each case, filling vacancies with our nominees. We are prepared to propose as nominees individuals that we strongly believe will add value to the Board's decision-making process and enhance the Board's ability to maximize shareholder value.

      4. Board Approval; Compliance with Applicable Laws. The Investment and the other actions contemplated hereby shall be approved in advance by the Board of Directors of Majesco in a manner to render inapplicable any and all laws, regulations and agreements that would prevent, or impose materials conditions upon, the Investment. Further, Majesco shall execute and deliver any further instruments or documents and take all such necessary action that may be reasonably requested by Trinad to carry out the purpose of this letter.

      5.    Miscellaneous.

            (a) Attorneys' Fees. In the event any of the parties hereto shall institute any action or proceeding against any other party or parties hereto relating to this letter, the unsuccessful party in such action or proceeding shall reimburse the successful party or parties for its reasonable expense incurred in connection herewith, including reasonable attorneys' fees.

            (b) Governing Law. This letter shall be governed by, construed and enforced in accordance with the laws of the State of New York, United States of America, without regard to conflict of law principles.

            (c) Entire Letter; Modification. This letter sets forth the entire understanding among the parties and supersedes all agreements made prior to or contemporaneously herewith, written or oral, with respect to the subject matter hereof. Any modification of this letter must be in writing and signed by all of the parties hereto in an instrument which makes specific reference to this letter.

            (d) Termination. In the event that this letter is not accepted in writing by Majesco and returned to Trinad before 5:00 p.m., New York time, on Wednesday, November 2, 2005, this letter shall automatically terminate and be null and void without any obligation of Trinad. Further, this letter may be terminated earlier by Trinad by the delivery of written notice to Majesco of its desire to so terminate this letter.

            (e) Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

            (f) Non-Binding Letter. Your acceptance and execution of this letter will affirm our mutual intent as set forth herein. This letter expresses only the intention of Trinad to make the Investment contemplated hereby upon the terms and subject to the conditions contained herein, and does not constitute a binding agreement, or create any legal obligation on the part of, Trinad. Any such agreement or legal obligation shall be created solely through the execution and delivery of a definitive purchase or investment agreement in form and substance mutually satisfactory to each of Trinad and Majesco. If such a definitive agreement is not executed, our respective obligations under this letter of intent shall be terminated.

      We are confident that our proposal is generous, reasonable and serves the interests of the Company's shareholders. The time has clearly come for the board to take decisive and aggressive action to begin to deal with the enormity of problems that now face the Company. We are confident that our proposal is very generous, particularly considering the Company's continued poor performance and current and deteriorating financial position. Time is clearly of the essence, as any further diminution in shareholder value is simply unacceptable.

      If the foregoing correctly reflects our understanding with respect to the subject matter thereof, please so indicate by signing this letter in the space provided below for your signature.



                                          Very truly yours,

                                             TRINAD CAPITAL MASTER FUND LTD.

                                          By: Trinad Capital L.P.

                                          By:  Trinad Advisors GP LLC

                                          By: /s/ Robert S. Ellin
                                             ---------------------------------
                                          Name:  Robert S. Ellin
                                          Title: Managing Member




AGREED TO AND ACCEPTED
THIS __ DAY OF ____________, 2005:


MAJESCO ENTERTAINMENT COMPANY


By:_____________________________
   Name:
   Title: